EXHIBIT 99.2

MURPHY OIL CORPORATION

RESTRICTED STOCK AWARD

Restricted Stock Award Number:	Name of Awardee:	Number of Shares of Stock Subject to this Award:

This Performance Based Restricted Stock Award granted on and dated                     , 200    , by Murphy Oil Corporation, a Delaware corporation (the Company), pursuant to and for the purposes of the Stock Incentive Plan (the Plan) adopted by the stockholders of the Company on May 13, 1992, subject to the provisions set forth herein and in the Plan.

1. The Company hereby grants to the individual named above (the Awardee) a Performance Base Restricted Stock Award of shares of the $1.00 par value Common Stock of the Company of the number of shares set forth above.

2. Provided the performance criteria is satisfied, subject to paragraph 3 below and in accordance with the Plan, this award will vest and restrictions will be lifted on the third anniversary of the date of grant or in accordance with the Plan in the event of termination prior to the third anniversary of issuance. This award shall not vest whenever the delivery of shares under it would be a violation of any applicable law, rule or regulation.

3. This award shall vest and restrictions will be lifted in full immediately upon a Change in Control as defined by the Plan.

4. The performance criteria for this award is the three year shareholder return for Murphy Oil Corporation as compared to a peer group of companies. Achievement of 80% of the average return of the peer group will result in the realization of 50% of the shares included in this award. Total shareholder return equal to the average of the peer group will result in an award of 100% of the shares. Performance at or exceeding 130% of peer group average will result in an award of 150% of the shares. Performance between 80% and 130% will result in pro-rata awards. Failure to realize a return equal to at least 80% of the peer group average will result in forfeiture of all of the shares covered by this award.

5. Provided the criteria as set forth in paragraph 4 is satisfied and an award of shares is made, the recipient of this award will also receive form the Company a cash payment in the year following the performance period in an amount determined by the Company, which amount is intended to allow the recipient to pay such tax liability with respect to (i) such shares or (ii) such cash payment. This cash payment will not exceed 50% of the fair market value of the shares pursuant to this award on the date awarded.

6. In the event of any relevant change in the capitalization of the Company subsequent to the date of this grant and prior to its vesting, the number of shares will be adjusted to reflect that change.

7. This award is not assignable except as provided in the case of death and is not subject in whole or in part to attachment, execution or levy of any kind.

8. The awardee may exercise full voting rights with respect to the shares represented in this award during the Restricted Period.

9. The holder of these Restricted Shares of Stock is eligible to receive all dividends and any other distributions paid with respect to these shares during the Restricted Period, provide that if any such dividends or distributions are paid in shares of Common Stock or other securities, such shares or securities shall be subject to the same restrictions on transferability as apply to the Restricted Stock with respect to which they are paid.

Attest:	MURPHY OIL CORPORATION

By

Ex. 99.2-1